THE MARCUS CORPORATION

111 East Kilbourn Avenue, Suite 1200

Milwaukee WI, 53202

October 17, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Cara Wirth

Re:	Acceleration of Effective Date
The Marcus Corporation
Registration Statement on Form S-3 (File No. 333-282521)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The Marcus Corporation (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 5:00 p.m., Eastern Time, on October 21, 2024, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Garrett Bishop of Foley & Lardner LLP of such effectiveness by a telephone call to (414) 319-7024.

Very truly yours,

The Marcus Corporation

By:	/s/ Chad Paris
Chad Paris
Chief Financial Officer and Treasurer